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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 23, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                                        Form 40-F _____
                  _______


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
             ______

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)




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                              MICRO FOCUS GROUP PLC
                          (regd in England No. 1709998)




Dear Shareholder,                                                  July 17, 1998


                             ANNUAL GENERAL MEETING

The purpose of this letter is to explain the proposal set out below which will be considered as special business at the annual general meeting of the Company to be held on Thursday August 20 1998. The Notice of Meeting referred to in this letter is set out overleaf. U.K. law requires the Company to hold the annual general meeting by no later than September 3, 1998, which is prior to the likely date of the extraordinary general meeting that the Company plans to hold to approve the proposed merger of Intersolv, Inc. with and into a wholly owned subsidiary of the Company.

Your directors are proposing the renewal of the directors' limited authority to issue shares.

AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS (RESOLUTION 6)

Under the U.K. Companies Act 1985, the directors of the Company may only allot unissued shares if authorised to do so by the Articles of Association or by the shareholders in general meeting. Authority to issue all of the Company's unissued share capital was granted at the 1996 annual general meeting for a period of 5 years. The directors' authority to allot shares for cash other than in proportion to shareholdings was granted in 1997 at the annual general meeting and expires at this annual general meeting.

Your directors are now seeking to renew, until the next annual general meeting, their authority to allot shares for cash other than in proportion to shareholdings. In the case of allotments other than for rights issues, the authority is limited to shares representing 5% of the issued ordinary share capital at July 10 1998 which amounts to a total of 4,013,986 shares.

ACTIONS TO BE TAKEN

A form of proxy for use at the annual general meeting is enclosed. Your directors invite you to complete and return the form to the Company's Registrars as soon as possible. Return of a form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

Your directors are of the opinion that this proposal is in the best interests of both the Company and its shareholders. Accordingly, they recommend you to vote in favour of the resolution, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,


/s/ J. Michael Gullard

J. Michael Gullard
Chairman


Note:
In the period between May 1, 1998 (the date of the Directors' Report) and July 10, 1998:
(i) There were no changes in the interests of the directors in the ordinary shares of the Company.
(ii) Ronald Forbes resigned as a director on May 14, 1998. His interests in the ordinary shares of the Company at that date were as set out in the Directors' Report.
(iii) The Company has received notification under Sections 198 to 208 of the U.K. Companies Act 1985 of changes in interests of 3% or more in the issued share capital of the Company. Revised holdings are as follows:-

                                                  May 1, 1998      July 10, 1998
                                                  -----------      -------------
The Prudential Corporation Group                  6,651,495           6,591,183
Fidelity Corporation                              4,520,035           4,526,635
Micro Focus Trustees Limited                      3,895,178           3,883,540
Legal & General Investment Management Limited     2,893,755           3,059,280


Micro Focus Group Plc, Registered office:
The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, U.K. Registered in England No. 1709998


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MICRO FOCUS GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the fifteenth annual general meeting of Micro Focus Group Plc ("the Company") will be held at the offices of Warburg Dillon Read, 1 Finsbury Avenue, 7th Floor, London EC2M 2PP, U.K. on Thursday, August 20, 1998 at 5.30 p.m for the following purposes:

ORDINARY BUSINESS

1.       ADOPTION OF FINANCIAL STATEMENTS.

         To receive, consider and adopt the Directors' Report and audited financial statements for the year ended January 31, 1998.

2.       RE-ELECTION OF DIRECTOR.

         To re-elect Harold Hughes, who retires by rotation, as a director.

3.       RE-APPOINTMENT OF DIRECTOR.

         To re-appoint Martin Waters as a director.

4.       RE-APPOINTMENT OF DIRECTOR.

         To re-appoint J Sidney Webb, who attained the age of 70 years on October 14, 1989, as a Director.

5.       AUDITORS.

         To reappoint Ernst & Young as auditors and to authorise the directors to determine the auditors' remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass resolution 6, which will be proposed as a special resolution.

6.       RENEWAL OF AUTHORITY TO DISAPPLY PRE-EMPTIVE RIGHTS.

         That the directors be and are hereby empowered pursuant to section 95 of the U.K. Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of the said Act) for cash pursuant to the authority conferred on June 19 1996 as if sub-section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of GBP 80,279 (representing 5% of the issued share capital of the Company as at July 10 1998), and further, that this power shall expire on the date of the next annual general meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.


By Order of the Board

/s/ Richard Van Hoesen

R Van Hoesen
Secretary


Registered Office:
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire RG14 1QN
United Kingdom

July 17,  1998



Notes:
1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed Form of Proxy.
2. To be valid, the Form of Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DB, not later than 5.00 p.m on August 18 1998.
3. The Company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on August 18 1998 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on August 18 1998 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
4. The register of directors' interests and a memorandum of the principal terms of their service contracts will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from July 17 1998 until the date of the meeting, and at the meeting from fifteen minutes prior to its commencement until its conclusion.


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                                                             For Office Use Only
                                                         -----------------------
                                                                Number of Shares
                                                         -----------------------
                                                         -----------------------
                                   MICRO FOCUS

                   FORM OF PROXY FOR ANNUAL GENERAL MEETING OF
                     MICRO FOCUS GROUP PLC AT THE OFFICES OF
                         WARBURG DILLON READ, 1 FINSBURY
                      MICRO FOCUS GROUP PLC AT THE OFFICES
                       OF WARBURG DILLON READ, 1 FINSBURY
                       AVENUE, 7TH FLOOR, LONDON EC2M 2PP,
                         U.K. AT 5.30 P.M. ON THURSDAY,
                                AUGUST 20, 1998.



I/We _______________________________________________________________________
(Full name(s) in block capitals please)
____________________________________________________________________________


of  ________________________________________________________________________

being a member/members of Micro Focus Group plc hereby appoint the Chairman of the Meeting or (See Note 2)
____________________________________________________________________________

as my/our proxy vote for me/us on my/our behalf at the annual general meeting of the Company to be held at offices of Warburg Dillon Read, 1 Finsbury Avenue, 7th Floor, London EC2M 2PP, U.K.on Thursday, August 20, 1998, and at any adjournment thereof.

Please indicate which way you wish your proxy to vote by inserting "X" in the appropriate space provided.

ORDINARY RESOLUTIONS                         FOR     AGAINST

 1.   Receive Accounts                       [ ]       [ ]
 2.   Re-elect Harold Hughes                 [ ]       [ ]
 3.   Re-appoint Martin Waters               [ ]       [ ]
 4.   Re-appoint J. Sidney Webb              [ ]       [ ]
 5.   Re-appoint the auditors and
      authorise their remuneration           [ ]       [ ]

SPECIAL RESOLUTIONS                          FOR      AGAINST

6.   Renew authority to disapply
     pre-emptive rights                      [ ]       [ ]

Unless otherwise instructed the proxy will at his/her discretion vote or abstain from voting as he/she thinks fit on any matter properly presented to the meeting.

Signature _______________________________________ Date ________________1998



Notes:
1. In the case of joint holdings, only one holder need sign but the names of all joint holders should be given. The vote of the first joint holder named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.
2. The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted; all alterations should be initialled.
3. This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer duly authorised in writing.
4. To be valid, this proxy, together with any authority under which it is executed or a notarially certified copy of such authority, must be lodged with the Company's Registrars at the address overleaf not less than 48 hours before the time of the annual general meeting.
5. A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending and voting in person should he/she decide to do so.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Micro Focus Group Public Limited Company
                                               (Registrant)


Date: July 23, 1998
                                  By: /s/ Richard Van Hoesen
                                      --------------------------------------
                                      Richard Van Hoesen
                                      Senior Vice President, Chief Financial
                                      Officer and Secretary